Exhibit 12

Potash Corporation of Saskatchewan Inc.

Ratio of Earnings to Fixed Charges

(in millions of US dollars, except ratio amounts)

(unaudited)

	Year ended December 31
	2016	2015	2014	2013	2012
Net income	$323	$1,270	$1,536	$1,785	$2,079
Income taxes	43	451	628	687	826
Share of earnings of equity accounted investees	(95)	(121)	(102)	(195)	(278)
Fixed charges	242	250	253	259	272
Amortization of capitalized interest	31	29	27	23	18
Distributed income of equity accounted investees	170	86	172	180	211
Interest capitalized	(11)	(40)	(41)	(79)	(102)

Total Earnings Available for Fixed Charges	$703	$1,925	$2,473	$2,660	$3,026

Fixed Charges

Interest expensed and capitalized	$218	$222	$225	$231	$244
Amortization of debt issue costs	4	5	5	5	5
Estimated portion of rent expense representing interest	20	23	23	23	23

Total Fixed Charges	$242	$250	$253	$259	$272

Ratio of Earnings to Fixed Charges	2.90	7.70	9.77	10.27	11.13